Qwest Corporation

931 14th Street

Denver, Colorado 80202

April 16, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Edwin Kim

Re:	Qwest Corporation
Lumen Technologies, Inc.
Registration Statement on Form S-4
File Nos. 333-295091 and 333-295091-01 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement of Qwest Corporation, so that such Registration Statement will be declared effective as of 8:00 a.m. Eastern Daylight Time on April 20, 2026, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Stern at (212) 906-1228 or, in his absence, Gabriella Tang at (212) 906-4681.

Thank you for your assistance in this matter.

Very truly yours,

QWEST CORPORATION

By:	/s/ Mark Hacker
	Name:	Mark Hacker
	Title:	Executive Vice President and Chief Legal Officer

cc:	Benjamin Stern, Latham & Watkins LLP

Shawn Quinn, Latham & Watkins LLP